FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For May 7, 2007

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated May 7, 2007

2.

Material Change Report dated May 7, 2007 (re: May 7/07 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  May 7, 2007

By:

“Tony M. Ricci”

 (Name)

Its:

Chief Financial Officer

(Title)

Click here for printer-friendly PDF version

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Inmet Mining, Petaquilla and Teck Cominco Announce

2007 Work Program to Advance Petaquilla Copper Project

Toronto and Vancouver, Canada, May 7, 2007 - Inmet Mining Corporation (IMN-TSX) (“Inmet”), Petaquilla Minerals Ltd. (PTQ-TSX; PTQMF-OTCBB; P7Z-FWB) (“Petaquilla Minerals”) and Petaquilla Copper Ltd. (“Petaquilla Copper“) and Teck Cominco Limited (TCK-TSX) (“Teck Cominco”) are pleased to announce the approval of a comprehensive work program to facilitate the rapid development of  the Petaquilla Copper Project in Panama.

The agreed work program will advance the project through to completion of a Front-end Engineering and Design (“FEED”) Program and an updated Social Environmental Impact Assessment for the project.  The work will include programs to advance the dialogue with local communities and other affected stakeholders.  The budget for the Work Plan is estimated to be US$24 million.  Apart from certain minor shared costs, the Work Plan will be funded by Teck Cominco.

Inmet holds a 48 percent equity interest in Minera Petaquilla, S.A., the Panamanian company that holds the Petaquilla concession, while Petaquilla Copper Ltd. currently holds a 52 percent equity interest. Teck Cominco has the right to acquire from Petaquilla Copper a 26 percent equity interest in Minera Petaquilla in return for funding 52 percent of all of the development costs for the project through to commercial production. If Teck Cominco funds those development costs, it will recoup 26 percent of the development costs, plus interest at US prime plus two percent per annum, prior to any distributions to Petaquilla Copper.  In lieu of receiving funding from Teck Cominco, Petaquilla Copper may opt to finance the development costs for its 26 percent equity interest in the project, in which case Teck Cominco would have a direct 26 percent equity interest in the project.

Pursuant to a Memorandum of Understanding dated May 3, 2007, the parties have agreed that Teck Cominco will, by March 31, 2008, make a one-time election to either exercise its option to acquire one half of Petaquilla Copper’s interest in the project, or to terminate its interest in the project.

In parallel with the other activities on the project, Inmet and Petaquilla Copper will perform an evaluation of oxide mineralization overlying the known Petaquilla, Botija and Valle Grande sulphide deposits, with a view to completing the evaluation by November 30, 2007.  If the results of the evaluation demonstrate that separate mining and processing of oxide mineralization can be justified from an environmental and economic perspective, Inmet will have the right to elect to participate with Petaquilla Copper on a 48% - 52% basis.  Teck Cominco will have no economic interest in any oxide mineralization.

The parties have agreed that Petaquilla Copper shall have the right to present proposals for the construction of the power plant and port facilities for the project, and associated infrastructure, including a road from the Concession to the Caribbean coast.  To the extent that Petaquilla Copper’s proposals are technically, economically and commercially equivalent to or more attractive than the base case contemplated by the FEED program, Petaquilla Copper’s proposals will be incorporated in the development of the project, and Petaquilla Copper will receive a management fee for preparing the proposals.

Forward looking information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words.  We believe the expectations reflected in such forward-looking statements are reasonable.  However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

This press release is also available at www.inmetmining.com, www.petaquilla.com, www.petaquillacopper.com and www.teckcominco.com.

About Inmet – Inmet is a Canadian-based global mining company that produces copper, zinc and gold.  Inmet has interests in four mining operations in locations around the world:  Çayeli, Pyhäsalmi, Troilus and Ok Tedi.  It also has interests in two development properties, Las Cruces and Cerattepe, and one pre-development property, Petaquilla.. For further information, please contact Jochen Tilk, President and Chief Operating Officer, (416) 860-3972.

About Teck Cominco – Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other speciality metals. Further information can be found at www.teckcominco.com. For further information, please contact Greg Waller, Vice President, Investor Relations and Strategic Analysis, (604) 687-1117.

About Petaquilla Minerals and Petaquilla Copper – Petaquilla Minerals Ltd. (“PTQ”) is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”) pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A..  The Plan of Arrangement became effective on October 18, 2006.  Copper is in the process of applying for a listing on a major Canadian Stock Exchange.  PTQ holds 22,189,434 shares in the capital of Copper.  For further information, please contact Tom Byrne, Manager of Corporate Communications, 1-877-694-0021.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
#410 – 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.

Date of Material Change

May 7, 2007

Item 3.

News Release

The Company’s news release dated May 7, 2007, was disseminated by CCN Matthews on May 7, 2007.

Item 4.

Summary of Material Change

Inmet Mining Corporation, Petaquilla Minerals Ltd., Petaquilla Copper Ltd. and Teck Cominco Limited announced the approval of a comprehensive work program to facilitate the rapid development of the Petaquilla Copper Project in Panama.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at 604-694-0021.

Item 9.

Date of Report

Dated May 7, 2007

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer”

Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Inmet Mining, Petaquilla and Teck Cominco Announce

2007 Work Program to Advance Petaquilla Copper Project

Toronto and Vancouver, Canada, May 7, 2007 - Inmet Mining Corporation (IMN-TSX) (“Inmet”), Petaquilla Minerals Ltd. (PTQ-TSX; PTQMF-OTCBB; P7Z-FWB) (“Petaquilla Minerals”) and Petaquilla Copper Ltd. (“Petaquilla Copper“) and Teck Cominco Limited (TCK-TSX) (“Teck Cominco”) are pleased to announce the approval of a comprehensive work program to facilitate the rapid development of  the Petaquilla Copper Project in Panama.

The agreed work program will advance the project through to completion of a Front-end Engineering and Design (“FEED”) Program and an updated Social Environmental Impact Assessment for the project.  The work will include programs to advance the dialogue with local communities and other affected stakeholders.  The budget for the Work Plan is estimated to be US$24 million.  Apart from certain minor shared costs, the Work Plan will be funded by Teck Cominco.

Inmet holds a 48 percent equity interest in Minera Petaquilla, S.A., the Panamanian company that holds the Petaquilla concession, while Petaquilla Copper Ltd. currently holds a 52 percent equity interest. Teck Cominco has the right to acquire from Petaquilla Copper a 26 percent equity interest in Minera Petaquilla in return for funding 52 percent of all of the development costs for the project through to commercial production. If Teck Cominco funds those development costs, it will recoup 26 percent of the development costs, plus interest at US prime plus two percent per annum, prior to any distributions to Petaquilla Copper.  In lieu of receiving funding from Teck Cominco, Petaquilla Copper may opt to finance the development costs for its 26 percent equity interest in the project, in which case Teck Cominco would have a direct 26 percent equity interest in the project.

Pursuant to a Memorandum of Understanding dated May 3, 2007, the parties have agreed that Teck Cominco will, by March 31, 2008, make a one-time election to either exercise its option to acquire one half of Petaquilla Copper’s interest in the project, or to terminate its interest in the project.

In parallel with the other activities on the project, Inmet and Petaquilla Copper will perform an evaluation of oxide mineralization overlying the known Petaquilla, Botija and Valle Grande sulphide deposits, with a view to completing the evaluation by November 30, 2007.  If the results of the evaluation demonstrate that separate mining and processing of oxide mineralization can be justified from an environmental and economic perspective, Inmet will have the right to elect to participate with Petaquilla Copper on a 48% - 52% basis.  Teck Cominco will have no economic interest in any oxide mineralization.

The parties have agreed that Petaquilla Copper shall have the right to present proposals for the construction of the power plant and port facilities for the project, and associated infrastructure, including a road from the Concession to the Caribbean coast.  To the extent that Petaquilla Copper’s proposals are technically, economically and commercially equivalent to or more attractive than the base case contemplated by the FEED program, Petaquilla Copper’s proposals will be incorporated in the development of the project, and Petaquilla Copper will receive a management fee for preparing the proposals.

Forward looking information

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This press release contains forward-looking information. These are “forward-looking” because we have used what we know and expect today to make a statement about the future. Forward-looking statements usually include words such as may, expect, anticipate, and believe or other similar words.  We believe the expectations reflected in such forward-looking statements are reasonable.  However, actual events and results could be substantially different because of the risks and uncertainties associated with our respective business or events that happen after the date of this press release. You should not place undue reliance on forward-looking statements.

This press release is also available at www.inmetmining.com, www.petaquilla.com, www.petaquillacopper.com and www.teckcominco.com.

About Inmet – Inmet is a Canadian-based global mining company that produces copper, zinc and gold.  Inmet has interests in four mining operations in locations around the world:  Çayeli, Pyhäsalmi, Troilus and Ok Tedi.  It also has interests in two development properties, Las Cruces and Cerattepe, and one pre-development property, Petaquilla.. For further information, please contact Jochen Tilk, President and Chief Operating Officer, (416) 860-3972.

About Teck Cominco – Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold, indium and other speciality metals. Further information can be found at www.teckcominco.com. For further information, please contact Greg Waller, Vice President, Investor Relations and Strategic Analysis, (604) 687-1117.

About Petaquilla Minerals and Petaquilla Copper – Petaquilla Minerals Ltd. (“PTQ”) is a British Columbia company which entered into a Plan of Arrangement with Petaquilla Copper Ltd. (“Copper”) pursuant to which PTQ transferred to Copper an indirect 52% equity interest in Minera Petaquilla S.A..  The Plan of Arrangement became effective on October 18, 2006.  Copper is in the process of applying for a listing on a major Canadian Stock Exchange.  PTQ holds 22,189,434 shares in the capital of Copper.  For further information, please contact Tom Byrne, Manager of Corporate Communications, 1-877-694-0021.